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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 18, 2002


                         AMATEK INDUSTRIES PTY. LIMITED
                                 ACN 081 870 653
                               (Registrant's Name)

                               6-8 Thomas Street,
                         Chatswood, New South Wales 2067
                                    Australia
                             (Registrant's Address)

                         Commission File Number 0-10502

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  |X|        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



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                                     AMATEK INDUSTRIES PTY LIMITED



                                     By:  /s/ Lawrence Coles
                                          --------------------------------
                                          Name:    Lawrence Coles
                                          Title:   Secretary



Date:    November 18, 2002

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                           [AMATEK GROUP LETTERHEAD]




13 November, 2002




Amatek Completes Laminex Sale


Amatek Holdings Limited announced today that it has completed the sale of The Laminex Group to Fletcher Building Limited within the terms of the agreement announced on 18th September 2002.


Enquiries:    Ross Luke
              Amatek Group
              +61 2 9928 3686